Exhibit 1

Development Bank of Japan

This description of the Development Bank of Japan is dated September 21, 2006 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF DEVELOPMENT BANK OF JAPAN.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Development Bank of Japan filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to Development Bank of Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from Development Bank of Japan by telephoning 813-3244-1829. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 21, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥117.17=$1.00, and the noon buying rate on September 20, 2006 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥117.29=$1.00.

References to fiscal years of Development Bank of Japan are to the 12-month periods commencing on April 1 of the year indicated.

Unless otherwise indicated, all amounts are presented on a basis consistent with the statutory financial statements of Development Bank of Japan, which are prepared in accordance with the Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally applied to special public corporations in Japan.

In this document where information is presented in thousands, millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be, except as otherwise indicated. In some cases, figures presented in tables in this document may not add up due to such truncating or rounding.

DEVELOPMENT BANK OF JAPAN

Development Bank of Japan (“DBJ”) was established on October 1, 1999 as a governmental financial institution. DBJ’s name and basic mission are provided by the Development Bank of Japan Law (the “DBJ Law”). DBJ is the result of a merger between The Japan Development Bank (“JDB”) and the Hokkaido-Tohoku Development Finance Public Corporation (“HTDF”).

The DBJ Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, DBJ provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions.

DBJ’s capital is wholly owned by the Japanese Government, and DBJ is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory powers over DBJ and determines, with the approval of the Diet, the amount of government funds to be loaned to DBJ for its lending. DBJ’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditors of DBJ are appointed by the Minister of Finance.

CAPITALIZATION

The capitalization of DBJ as of March 31, 2006 was as follows:

(in millions)
Long-term borrowings:
Long-term borrowings from government	¥8,985,998
Bonds and notes	2,261,799
Funds entrusted	18,476

Total long-term borrowings(1)	11,266,273
Capital and statutory reserve:
Capital	1,272,286
Statutory reserve (excluding appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2006)	1,068,918
Appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2006	7,675

Total capital and statutory reserve	2,348,880

Total capitalization	¥13,615,153

(1)	For additional information relating to long-term borrowings, see “Balance Sheets” and “Notes to Financial Statements”.

STATEMENTS OF EARNINGS OF DEVELOPMENT BANK OF JAPAN

See “Non-consolidated Statements of Earnings” set forth on page 24 and “Notes to Financial Statements” set forth on pages 26 to 30 herein.

BUSINESS

Purpose and Authority

Under the DBJ Law, DBJ’s principal authority is to provide long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions. The DBJ Law specifies that all loans and guarantees extended by DBJ and all debentures subscribed to by DBJ shall have an original maturity of not less than one year and that DBJ shall not compete with commercial financial institutions in conducting its business.

The total outstanding amount DBJ can lend, guarantee and invest is limited by the DBJ Law to the sum of its borrowing authority plus its capital and statutory reserve. Its authority to borrow is limited to 14 times its capital and statutory reserve. As of March 31, 2006, total borrowings were ¥11,266 billion, representing 34.4% of DBJ’s borrowing authority on that date.

Pursuant to the DBJ Law, JDB and HTDF were dissolved upon the establishment of DBJ on October 1, 1999. Also pursuant to the DBJ Law, all of the rights and obligations of JDB and HTDF were assigned to and assumed by DBJ.

The Japan Development Bank

JDB was established in 1951 as a governmental financial institution. JDB’s principal authority was to make loans for the development of industry, the economy and society in general. Most of its loans were made to finance plant and equipment (including aircraft, ships and rolling stock), the reclamation of land, and urban redevelopment. During the last ten years of its operation, JDB’s authority was extended to make equity investments in designated fields; to enlarge the research and development loan program; to make loans to promote the commencement of specified businesses; and to contribute to improving the nation’s social and economic infrastructure through its low-interest loan program for constructing facilities. JDB was also authorized to guarantee obligations for projects it could itself finance. DBJ assumed these operations on October 1, 1999.

Hokkaido-Tohoku Development Finance Public Corporation

HTDF was established in 1956 as a governmental financial institution. HTDF’s principal authority was to provide long-term funds to projects in the Hokkaido and Tohoku regions of Japan in order to promote industrial development in those regions. HTDF invested in, and provided finance and loan guarantees to corporations whose operations were vital to industrial development in those regions, enabling such corporations to purchase capital equipment and access long-term operating funds. HTDF also provided various types of information on local industries and supported regional development project start-ups. DBJ assumed these operations on October 1, 1999.

Other Functions

In addition to the operations of JDB and HTDF, on October 1, 1999 DBJ also assumed the finance functions formerly conducted by the Japan Regional Development Corporation and the Japan Environment Corporation, both governmental institutions.

Government Control and Supervision

DBJ is under Japanese Government control and supervision in conducting its operations. The Minister of Finance draws up the government’s Fiscal Investment and Loan Program (“zaito”) each year which, subject to approval by the Diet, determines the allocation of funds to institutions like DBJ that implement government policies. The allocations are included in the Government Special Accounts Budget and DBJ’s budget of revenues and expenditures is included in the Government Agencies Budget for that fiscal year. DBJ’s accounts are audited by DBJ’s Auditors and are submitted to the Diet after examination by the Board of Audit, an independent body created under the Constitution of Japan.

The Minister of Finance has supervisory powers with regard to DBJ and may require it to make reports as to its operations or examine its books and records whenever he or she deems it necessary. On the basis of any such report or examination, the Minister may issue such orders to DBJ concerning its operations as he or she deems necessary for enforcement of the DBJ Law.

Until the year ended March 31, 2001, DBJ’s lending operations were financed in part by funds from the Fiscal Investment and Loan Program of the Japanese Government (“zaito”) and issuances of DBJ’s bonds explicitly guaranteed by the Japanese Government under the zaito program. Effective April 1, 2001, the zaito program was fundamentally changed from a system in which funds from the government’s Postal Savings and Pension reserves were deposited with the zaito program on a compulsory basis for use by the relevant agencies, including DBJ, to a system in which the government generally raises from capital markets only the amount of funds necessary for these agencies’ projects. As part of the reform, these agencies, including DBJ, are also authorized to raise funds from the capital markets without a guarantee from the government. DBJ is currently authorized to issue in the Japanese domestic market up to ¥240 billion in aggregate principal amount of bonds without a guarantee from the government.

As indicated under “Management”, the Governor and the Auditors of DBJ are appointed by the Minister of Finance.

Recent Developments Regarding Special Public Institutions

Pursuant to the “Basic Policy on the Reform of Policy Finance” (the “Basic Policy”), which the Cabinet adopted on December 24, 2005, DBJ is to become fully privatized. The laws and policies regarding the privatization are as follows:

Basic Policy

Since the beginning of 2002, an overall review of the area, scope and organizational structure of policy finance has been discussed by the Council on Economic and Fiscal Policy (CEFP), an advisory body for the Prime Minister. On November 29, 2005, the CEFP completed the Basic Policy based on the Reform of Policy Finance announced on December 13, 2002. In accordance with the Basic Policy, CEFP announced the implementation of the fundamental reform of policy finance and the transfer of the special public institutions into a new framework commencing in fiscal year 2008.

The Basic Policy sets forth four basic principles. First, policy finance will be limited to the following three functions, and all other current functions will be abolished: 1) provision of financing to small and medium-sized enterprises and individuals; 2) financing necessary to secure overseas resources and international competitiveness in line with national policy; and 3) provision of yen loans that have the dual function of policy finance and development assistance. Second, the size of policy finance will be reduced by half in accordance with the realization of “small and efficient government” through the following steps: 1) reducing by half the ratio of loans outstanding to GDP by fiscal 2008; 2) not incurring any new financial burdens; 3) continually reducing the scale of policy finance after the new framework takes effect through establishing market testing, assessment and monitoring mechanisms; and 4) completing full privatization of those special public institutions that will be privatized. Third, an emergency response system, which makes use of the resources of private financial institutions, will be established to deal with natural disasters, acts of terrorism and financial crises. Finally, the following actions will be taken in order to achieve the efficient administration of special pubic institutions: 1) engaging in activities that complement those of private financial institutions, such as partial funding guarantees, securitizations and indirect loans; 2) immediately prohibiting government bureaucrats from obtaining posts in the top management of special public institutions with which they used to do business; and 3) making operations more efficient through streamlining the newly integrated institutions.

The Basic Policy divides the functions of the special public institutions into those from which policy finance will be withdrawn, those which are necessary and will be maintained and those that are currently necessary but may be withdrawn in the future. According to the Basic Policy, DBJ’s function of providing loans to large and medium-sized businesses is no longer necessary as a matter of policy finance and is an area from which policy finance should be withdrawn, since unlike during the high-growth period of the Japanese economy when the nation lacked funding, various forms of financing, including not only loans but also the issuance of debt or equity securities, are available for enterprises today.

The Basic Policy also sets forth the following concerning the most efficient structure to implement the above. First, DBJ should be completely privatized as a single entity so that it can continue to maintain its numerous functions and thus remain capable of developing new financial technologies. In addition, certain minimal transition measures should be taken to ensure that DBJ will be financially self-reliant. Depending on market conditions, the privatization should be completed approximately in five to seven years. In order to maximize policy finance functions in a timely manner in the event of a crisis and temporarily expand the safety net for related financial institutions, including privatized enterprises, consideration will be given as soon as possible to establish necessary procedures and standards and create a system whereby decisions made by the Prime Minister can be carried out promptly.

In addition, the Basic Policy identifies the following factors that need to be taken into consideration: 1) when an organization is reorganized or privatized, there shall be due diligence to scrutinize its assets and liabilities, and if there are idle assets, they must be sold or returned to the national treasury; and 2) there must be no inconvenience incurred for the current borrowers and the holders of outstanding bonds.

Regarding the process of the transformation of the special public institutions into new entities and submitting the relevant bills to the Diet, the Basic Policy calls for the Headquarters for the Implementation of Policy Finance Reform to be established within the Cabinet, with the Prime Minister serving as chief and the Minister of State for Regulatory Reform and others serving as deputy chiefs. It also calls for the Japanese government to draft bills related to the reform of policy finance in accordance with the Basic Policy, followed by a detailed structuring of policy finance, and within the same fiscal year, for final draft proposals to be prepared and a definite time schedule for submitting the bills to the Diet to be finalized. During this process, the Headquarters for the Implementation of Policy Finance Reform should report to CEFP as needed, and administrative tasks should be handled by the Office for Promotion of Regulatory Reform under the Minister of State for Regulatory Reform.

With the cabinet approval on the above Basic Policy, the following legislation, called the Law Concerning the Promotion of Regulatory Reform for Streamlined and Efficient Government (the “Regulatory Reform Law”), was submitted to the Diet on March 10, 2006, enacted on May 26, 2006 and promulgated and put into effect on June 2, 2006.

The Law Regarding the Promotion of Regulatory Reform for Streamlined and Efficient Government

The Regulatory Reform Law outlines that policy finance reform will take place through restructuring the organization and functions of current policy finance institutions, including DBJ, and having the new policy finance institution operate as a key entity. The policy finance reform establishes an emergency response system that enables the new policy finance and other institutions to deal with financing for any damage caused by domestic or international turmoil in the financial system, massive natural disasters, acts of terrorism or epidemic of infectious diseases in a prompt and smooth manner.

DBJ will be fully privatized in fiscal year 2008, and measures will be taken to ensure DBJ’s independence by reducing the government’s involvement in its affairs. The government’s financial contribution to DBJ will be gradually reduced, taking into consideration market conditions. All of the contributions will be eventually discarded approximately five to seven years after the measures set forth in the preceding paragraphs are undertaken.

With regard to the full privatization, the government shall take measures to ensure a financial foundation necessary for DBJ to operate its business smoothly for investment and loans concerning DBJ’s long-term business funds.

In the course of taking such measures, the government must pay careful attention to the following two points. First, the assets and liabilities of the current policy finance institutions must be evaluated strictly and on a case-by-case basis. The assets that are related to the government’s contributions and considered to be unnecessary for the new institutions to carry out the operations smoothly shall be restored to the national treasury. Second, the interests of borrowers of loans and users of other businesses provided by the current policy finance institutions and holders of bonds issued by the current policy finance institutions shall not be unjustly harmed.

Moreover, the House of Representatives and the House of Councilors adopted supplementary resolutions accompanying enactment of the Regulatory Reform Law. Pursuant to a resolution adopted by the special committee for the Lower House Regulatory Reform on April 19, 2006, even after DBJ is fully privatized, it must take measures to contribute to the revitalization of regional economies by supplying medium and long-term investments and loans and establishing a smooth and diversified foundation for financing during the transformation, utilizing its credit status. Also, an emergency response system must be established such that measures can be put in motion promptly that applies a flexible response of the new policy finance institutions and functions and know-how of the fully privatized institutions. On May 25, 2006, the special committee for the Upper House Regulatory Reform adopted a resolution that even after DBJ is fully privatized, it must take institutional measures to supply medium and long-term investments and loans in the fields of revitalization of regional economies, maintain its creditworthiness and utilize its credit status in order to maximize corporate value through having a stable shareholder base and establish a smooth and diversified finance foundation. In addition, the government must enable the new policy finance institution to respond flexibly in financing in the event of domestic and international turmoil in the financial order and of massive natural disasters and take all possible measures to ensure that DBJ and the other fully privatized institutions can play an active role after privatization.

Institutional Design for Policy Finance Reform

In accordance with the Regulatory Reform Law, the Institutional Design for Policy Finance Reform (the “Institutional Design”) was adopted by the Headquarters for the Implementation of Policy Finance Reform on June 27, 2006. The Institutional Design contains the following three basic principles: 1) restructuring policy finance institutions to limit their functions to only necessary policy finance activities and reducing the GDP ratio of policy financing loans outstanding by half; 2) reorganizing the emergency response system by utilizing private financial institutions; and 3) pursuing efficient management of policy finance institutions.

Full Privatization of DBJ

The Institutional Design describes matters related to DBJ. Based on neutrality, credibility and impartiality, qualities which it has developed as an institution dealing with policy finance, DBJ shall become a private financial institution capable of extensively fulfilling needs in financial services which have become sophisticated and diversified in business activities and regional economies. The purpose of privatized DBJ will be to provide medium and long-term investments and loans (development of new financial technology combined with investments and loans), by maximizing management resources such as an ability to make business assessments and regional alliances. With regard to businesses and organizational structure, DBJ shall be a stock corporation under the Company Law of Japan, to which the general laws and regulations related to finance, such as the Banking Law shall be applied, and shall conduct its businesses in compliance with such applicable laws and regulations. Special laws related to the transformation period shall be abolished. After the shares held by the Government are disposed entirely, the government shall in compliance with the Law Concerning Promotion of Administrative Reform immediately implement measures related to such disposal, which must be stipulated in the special law. With respect to the specific type of businesses and business structure of DBJ, the most suitable type of operations, including group management, shall be selected for DBJ as a leading provider of financial services, including both investments and loans, taking into account operations actually conducted during the transformation period.

Operations will include those that utilize new financial technology, such as regional and business revitalization. A necessary system enabling provision of medium and long-term investments and loans for infrastructure by establishing a financing foundation shall be developed. In terms of fund raising, a medium and long-term fund raising foundation, centered on issuance of bonds, shall be established. In addition to borrowing from other financial institutions, with fund-raising through large-lot deposits, a stable, efficient and diversified fund raising foundation shall be established.

As to the process for the full privatization, the government shall abolish the DBJ Law and launch a special company whose shares are held solely by the government around October 2008. The government shall implement measures in relation to financial foundation and fund raising, in order for the new institution to build the most appropriate business model at the time of the full privatization and maintain and enhance its credit status, as well as corporate values. Supervision by the government shall be limited to only what is necessary, and while taking into account of public interests and maintaining an equal footing as a private financial institution, the involvement of the government shall be reduced. In order for DBJ to establish a business foundation as a financial institution which provides the function of medium and long-term investments and loans, the government shall explore various venues of disposing its share of privatized DBJ.

During the transformation period, in order to maintain the basis of its financial function combining medium and long-term investments and loans, provisions concerning DBJ’s businesses shall be provided, incorporating short-term loans and investments for financing operations and acceptance of deposits and issuance of financial bonds for raising funds. Upon commencing its deposit businesses, DBJ shall be a member of the Deposit Insurance Corporation of Japan, and DBJ will be subject to inspection and supervision by financial authorities. If truly necessary for national policies, DBJ shall be utilized for such policies taking into consideration the need for it to remain on an equal footing with other private financial institutions.

As a measure for the transformation, adequate equity capital shall be ensured for DBJ to provide continuous and appropriate medium and long-term investments and loans. Furthermore, to achieve a smooth transformation from the current system, which relies on the government as the main source of fund raising, into a stable and independent financing system, the issuance of government guaranteed bonds and borrowing from the government shall be approved.

In the event that DBJ is used for policy finance purposes, after fiscal year 2008, the manner in which DBJ is used will be considered, taken into account the circumstances of users. Particularly, if such use is stipulated by applicable laws, a necessary review shall be conducted. In order to facilitate a smooth transformation, measures such as long-term borrowings from other private financial institutions shall be made possible.

While taking into account market conditions, investments by the government shall be downsized, with the entire investment disposed of approximately five to seven years after the transformation into the new system in fiscal year 2008. The process for the full privatization shall be assessed and inspected by a panel with the task of discussing ways to reduce the central government’s payroll. From the perspective of the rational business model of the new institution, the importance of it being on an equal footing with private financial institutions and ensuring public interests in relation to financial measures, a system which enables professional monitoring of its affairs shall be developed. To achieve a smooth transformation, a management system which can apply the know-how of the private sector shall be established. Along with the new policy finance institution, a right person who holds expertise and abilities regarded necessary shall be elected in place as a chief executive officer, and due consideration shall be given to avoid a person who holds a career record in particular positions in government offices.

The structures for management and finance after the transformation into the new institution shall be further studied, and a system shall be developed. In addition, the government shall review merchantability of bank bonds and financial bonds.

Emergency Response System

The Institutional Design also sets forth the following guidelines regarding the emergency response system. The government shall develop a system to facilitate smooth and effective financing in the wake of emergencies, such as disaster, terrorism or financial crises. The government shall also implement measures to ensure that private financial institutions including newly privatized institutions such as DBJ may effectively engage in providing financial services such as accommodation of funding through bill discounts, supply of other short-term funding and supply of funding in relation to infrastructure improvement, which may not be adequately addressed by the newly created policy finance organization. The government shall ensure transparency in measures implemented in connection with the emergency response system and minimize the costs related to such implementation. When utilizing private financial institutions including newly privatized institutions such as DBJ, the government shall ensure that everyone is treated on equal footing and guard against any moral hazard problems.

Roles of Financial Institutions in Emergency Response

The government shall in advance designate private financial institutions, based on a voluntary application, that are capable of providing necessary financial services in case of emergencies, which cannot be appropriately handled by the new policy finance institution, such as accommodation of funding through bill discounts, supply of other short-term funding and supply of funding in relation to infrastructure improvement (hereinafter referred to as the “Emergency Response Businesses”). Upon commencement of the emergency response system, the designated financial institutions shall conduct the Emergency Response Businesses under the appropriate instruction and supervision by the government. Upon providing instruction and supervision to the designated financial institutions, the government shall respect managerial decisions made by the private financial institutions to the furthest extent possible.

During the transition period, the newly privatized institutions shall be regarded as the designated financial institutions in order to utilize the accumulated managerial resources. After the completion of privatization, they shall serve in principle as designated financial institutions. In connection with the Emergency Response Businesses to be conducted by the designated financial institutions, the government shall implement necessary measures to ensure necessary risk management and supply of funds to prevent adverse effects on the designated financial institutions. In accordance with the emergency management system, the government shall determine necessary measures to be implemented by the new policy finance institution and the designated financial institutions,

Common Points of Concern

Third parties shall conduct detailed and thorough evaluation of assets and liabilities of the current policy finance institutions. The government shall take measures to ensure sound finances at the current policy finance institutions, sufficient to smoothly carry out their businesses. Transition expenses are to be minimized, and necessary measures shall be taken to ensure a smooth transformation including registration of transfer of fixed collateral rights. Necessary interim measures shall be taken to ensure that interests of users of the loan business of the current policy finance institutions and holders of bonds are not unreasonably violated, and legal measures to that effect shall be taken. Transformation into the new institution will take place in October 2008, to avoid the fiscal year end crunch.

Operations

Loan and Investment Operations

The following tables set forth, as of the dates indicated or for the periods indicated, the total amounts of outstanding and new loans and investments made by DBJ by project area.

Loans and Investments Outstanding by Project Area

	As of March 31,
	2005		2006
	(amounts in millions)
Creation of self-reliant regions
Revitalization of regional economies	¥1,427,644	10.0%	¥1,420,856	10.6%
Development of regional social infrastructure	2,137,862	14.9	1,985,926	14.9
Wide area network infrastructure	3,844,279	26.8	3,580,485	26.8

Subtotal	7,409,786	51.7	6,987,268	52.3

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	4,315,961	30.1	4,016,709	30.1

Subtotal	4,315,961	30.1	4,016,709	30.1

Technological and economic revitalization
Development of advanced technology and economic revitalization	257,286	1.8	309,685	2.3
Development of social economic infrastructure	1,753,468	12.2	1,536,126	11.5

Subtotal	2,010,754	14.0	1,845,811	13.8

Improvement of social capital	584,098	4.1	511,655	3.8

Total(1)	¥14,320,600	100.0%	¥13,361,445	100.0%

(1)	DBJ’s total equity investments outstanding were ¥304,219 million as of March 31, 2005 and ¥346,402 million as of March 31, 2006. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

New Loans and Investments by Project Area

	As of March 31,
	2005		2006
	(amounts in millions)
Creation of self-reliant regions
Revitalization of regional economies	¥210,993	18.4%	¥258,447	22.6%
Development of regional social infrastructure	157,306	13.7	155,580	13.6
Wide area network infrastructure	217,063	18.9	210,890	18.4

Subtotal	585,363	51.0	624,918	54.6

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	237,270	20.7	240,261	21.0

Subtotal	237,270	20.7	240,261	21.0

Technological and economic revitalization
Development of advanced technology and economic revitalization	23,462	2.0	102,838	9.0
Development of social economic infrastructure	269,584	23.5	162,826	14.2

Subtotal	293,046	25.5	265,664	23.2

Improvement of social capital	32,346	2.8	12,696	1.1

Total(1)	¥1,148,025	100.0%	¥1,143,540	100.0%

(1)	DBJ’s total equity investments were ¥58,736 million for the fiscal year ended March 31, 2005 and ¥55,859 million for the fiscal year ended March 31, 2006. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

The following table sets forth DBJ’s plan for its loans and investments by project area for the fiscal year ending March 31, 2007.

Loans and Investments Planned by Project Area for the Fiscal Year Ending March 31, 2007

	(amounts in billions)
Technologies reform and economic revitalization	¥280.0	25.2%
Support for regional economies	521.0	47.0
Environmental measures and infrastructure	296.5	26.7

Sub-total	1,097.5	98.9
Improvement of social capital	12.5	1.1

Total	¥1,110.0	100.0%

Guarantee Operations

DBJ also has the authority to guarantee borrowings incurred for purposes consistent with its policies. As of March 31, 2006, DBJ’s guarantee obligations amounted to ¥161,605 million. The amount of guarantee obligations increased by ¥62,848 million during the fiscal year ended March 31, 2006.

Greater Focus on Three Priority Areas

In light of policies developed by the CEFP and other government bodies, DBJ will focus on investment and loan programs intended to promptly address pressing matters among policy issuers in fields such as regional economies, the environment, and technology. Particular emphasis was laid on the issues listed below.

Addressing matters in promotion of disaster prevention and safety measures:

•	DBJ will support companies’ disaster prevention by creating funds for disaster prevention, with a rating system based on the Central Disaster Prevention Council’s evaluation index for companies’ disaster prevention measures, and will develop a risk finance method, such as for financing in case of earthquakes. Also, DBJ will comprehensively address the issue of asbestos by financing the replacement asbestos with substitutes at repair and demolition work and manufacturing plants. The following projects were established upon the request from the government:

–	Projects for the promotion of disaster prevention.

–	Promotion of financing for risk management.

–	Programs for measures against asbestos.

Dealing with regional revitalization, solutions for environmental issues and creation of new technology and industries:

•	DBJ will contribute to regional revitalization by continuing to vigorously address private finance initiatives and partnerships between the public and private sectors and reinforcing projects in accordance with regional revitalization plans through the following projects, as requested by the government:

–	Expansion of projects for capital improvements utilizing private funds.

–	Continuation of projects for promotion of privatization of publicly owned entities.

–	Projects based on the regional revitalization plans providing advantageous interest rates.

•	DBJ will address the issue of carbon dioxide emissions in accordance with the formulation of the Kyoto Protocol Plan for achievement of environmental goals, and finance the promotion of new energy for household use. Moreover, DBJ will contribute to reprocessing used nuclear fuel through financing interim stockpiling plants for used nuclear fuel. The following projects are to be expanded as requested by the government:

–	Expansion of the projects for achievement of environmental goals set by Kyoto Protocol Plan.

–	Expansion of new and natural energy development.

–	Expansion of reprocessing of used nuclear fuel.

•	DBJ will promote the development of new technology for fields set forth in the Basic Plan for Scientific Technology III and continue to reinforce efforts to create and revitalize new industries. In addition, DBJ will promote projects for the development and application of intellectual property by making effective use of intellectual property. The following measures are being undertaken as requested by the government:

–	Projects for development of new technology proving advantageous interest rates.

–	Creation and revitalization of new industries.

–	Projects for the effective utilization of intellectual property.

Active utilization of new financial methods:

•	DBJ will promote revitalization of financial and capital markets through securitization and liquidation by financial institutions and enterprises and reinforcement of DBJ’s deal arrangement capability by functioning as a warehouse for project finance. DBJ will also strive to develop new financial methods and create new market value and practice value-added finance designed for risk management through contributing to the realization of quality projects, along with revitalization of the financial market and strengthening equity-related businesses. The following measures are being undertaken as requested by the government:

–	Expansion of financial and capital market revitalization.

–	Facilitation of smooth financial arrangement.

–	Projects for promotion of disaster prevention measure.

–	Promotion of financing for risk management.

–	Expansion of projects for improvement of the flow of capital in society, utilizing private funds.

–	Continuation of projects for promotion of privatization of publicly owned entities.

Loan, Guarantee and Investment Terms

DBJ develops annually a set of loan, guarantee and investment guidelines as required by Section 1 of Article 23 of the DBJ Law. DBJ’s guidelines for the fiscal year ending March 31, 2007 are described below:

Basic Policy on Loans and Related Matters

DBJ conducts its operations regarding loans, debt guarantees, acquisitions of corporate bonds, assumptions of obligations, and investments in accordance with its mid-term policy and its loan, guarantee and investment guidelines with the aim of complementing and encouraging private financing and under the principle of certainty of repayment.

Terms described in the loan, guarantee and investment guidelines under Article 2 of the Enforcement Order for the DBJ Law are also specified in each item under its lending policy.

Interest Rates

DBJ bases its interest rates to be charged on (i) the principle of equalization of income and expenditure, so that DBJ’s revenues will cover its expenditures and losses, and (ii) on financial market conditions, including the normal terms applied by commercial financial institutions to loans or debt guarantees.

DBJ sets the interest rate applicable to each loan in accordance with interest rates categorized and predetermined by projects specified under its lending policy.

The guarantee rates applied to debt guarantees are determined in consideration of the guarantee rates of commercial financial institutions and other factors and of general financial conditions.

The yields on acquisition of corporate bonds are required to be as follows: in a subscription for the full amount of an entity’s private placement bonds, the yields shall be the same as interest rates on loans; in a subscription for partial amounts, the yields shall be the same as those of other investors; and in publicly issued bonds (straight corporate bonds only), the yields shall be the same as those in the market.

Participation Ratios

The ratios of DBJ’s participation to the total cost of applicable projects with respect to loans, guarantees, and acquisition of corporate bonds are as follows:

Loans and acquisitions of corporate bonds

In principle, DBJ’s participation ratios are set within the limits set forth in each applicable project in the category of “loans”. With respect to subscriptions to publicly-issued bonds, the ceiling is set at 50% of the project cost or 50% of the issue amount, whichever is lower.

The ceiling on the ratio of loans to companies with outstanding capability to raise long-term funds (i.e., listed companies whose bonds are classified as triple-A) shall be 30% and the ceiling on the ratio of loans to companies with fair capability to raise long-term funds, such as companies whose bonds are classified as double- or single-A shall be 40%, although in exceptional circumstances such loan ratios can be flexible when a loan is requested by a private financial institution or when the purpose of the loan is of a highly public nature.

Debt guarantees

In principle, the upper limit on DBJ’s project participation through debt guarantees, combined with loans, shall be 80% of the project cost. The range of guarantees shall in principle be 80% of the debts incurred with respect to each applicable project.

When providing guarantees for issuances of corporate bonds, DBJ maintains a flexible stance in relation to upper limits and other aspects.

Investments

DBJ’s guidelines state that it will make investments in projects or entities: (1) the activities of which accord substantially with the Japanese Government policies and have a strongly public character; (2) such as funds that invest in entities that would otherwise be eligible for lending and other support under DBJ’s investment and lending guidelines; (3) the activities of which are desirable from a policy perspective but, because they are unlikely to become profitable quickly due to risks and low profitability in the early stages, would not be feasible with private financing alone; (4) in which private companies are expected to make sizable investments, excluding entities conducting projects which, from the perspectives of profitability and risk, would be feasible from private financing alone; and (5) which are regarded as certain to generate sufficient profits to cover projected dividends related to the investment.

In principle, the ceiling shall be 50% of the capital of the recipient of an investment.

Currency, Maturities and Other Matters

All of DBJ’s loans are denominated in Japanese yen, except for foreign currency loans, which accounted for 0.6% of DBJ’s total loans outstanding as of March 31, 2006. DBJ is required by the DBJ Law to make loans with an original maturity of at least one year.

The following table sets forth information concerning the maturities of DBJ’s outstanding loans and the corporate bonds it has purchased as of March 31, 2006. The amounts are presented on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Loans and Corporate Bonds Outstanding

Maturity	As of March 31, 2006
	(amounts in millions)
On or before March 31, 2007	¥1,563,451	12.1%
Between April 1, 2007 and March 31, 2011 (inclusive)	5,617,851	43.5
Between April 1, 2011 and March 31, 2016 (inclusive)	4,113,904	31.8
On or after April 1, 2016	1,624,930	12.6

Total	¥12,920,137	100.0%

Note:	The amounts deemed unrecoverable are excluded from the total amounts of loans to bankrupt or essentially bankrupt borrowers.

Allowance for Loan Losses

DBJ provides an allowance for loan losses, up to the maximum level permitted pursuant to an ordinance of the Ministry of Finance. See Note 2 of “Notes to Non-consolidated Financial Statements”. As of March 31, 2006, the allowance totaled ¥38,904 million, equal to 0.3% of the total loans actually outstanding at that date.

Non-performing Loans

In cases where borrowers are unable to meet payments on their loans, DBJ may revise the terms of repayment in cooperation with other lenders. DBJ’s loans in arrears, loans for which principal payments were overdue by six months or more, amounted to ¥43,845 million as of March 31, 2006.

DBJ has introduced self-assessment standards (“jiko satei kijun”) to assess the credit quality of its assets in accordance with the Financial Inspection Manual of the Financial Services Agency and discloses its non-performing loans calculated under the Banking Law of 1981, as amended (the “Banking Law”), as well as the Law of the Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Law”). DBJ utilizes its financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan for the purposes of these self-assessments. For example, where loans to bankrupt or essentially bankrupt borrowers are covered by collateral or guarantees, the loan amount is directly reduced by deducting the amount of the loan that is not deemed to be covered by the assessed value of the collateral and/or the amounts deemed to be recoverable through guarantees, from the amount of the loan. ChuoAoyama PricewaterhouseCoopers, an independent accounting firm, has verified DBJ’s self-assessment including the scope of its disclosure of non-performing loans.

DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Banking Law. The following table sets forth the non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Banking Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the table below reflect the amounts in DBJ’s financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Banking Law (A)

	As of March 31,
	2005	2006
	(amounts in 100 millions)
Loans to Bankrupt Debtors (B)	¥257	¥43
Delinquent Loans (C)	2,337	1,117

Subtotal	2,595	1,160

Percentage against the total loans outstanding	1.9%	0.9%
Loans Due Past Three Months or More (D)	4	—
Restructured Loans (E)	1,386	893

Total non-performing loans	¥3,986	¥2,053

Percentage against the total loans outstanding	2.9%	1.6%

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to borrowers who are categorized as “borrowers in legal bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(C)	Loans to borrowers who are categorized as “borrowers in virtual bankruptcy” and “borrowers in possible bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(D)	Excludes loans that are included in (1) “Loans to Bankrupt Debtors” and (2) “Delinquent Loans”.
(E)	Loans (other than “Loans to Bankrupt Debtors”, “Delinquent Loans” and “Loans Due Past Three Months or More”) in which DBJ has agreed to modify lending conditions in favor of borrowers by reducing the rate of interest, suspending payments of interest or principal, or forgiving the loans in whole or in part, in order to expedite the borrowers’ restructuring or to provide borrowers with financial support.

In addition, DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Financial Revitalization Law. The following table sets forth non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Financial Revitalization Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the tables below have been prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Financial Revitalization Law (A)

	As of March 31,
	2005	2006
	(amounts in 100 millions)
Loans to borrowers in bankruptcy or quasi-bankruptcy (B)	¥382	¥196
Loans entailing risk (C)	2,221	964
Loans requiring special attention for recovery (D)	1,390	893

Subtotal	3,995	2,053

Percentage against the total loans outstanding	2.9%	1.6%
Normal loans (E)	136,193	128,811

Total loans outstanding	¥140,188	¥130,865

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.
(C)	Loans to borrowers who have not financially failed, but the financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.
(D)	Comprised of (1) loans for which principal and/or interest payments are three months or more past due (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy” and “Loans entailing risk”), and (2) restructured loans the terms of which have been modified by DBJ to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy”, “Loans entailing risk” and “Loans for which principal and/or interest payments are three months or more past due”).
(E)	Other than those set forth in (B), (C) and (D) above, loans to borrowers whose financial condition and operating results are deemed to have no material defects.

The following table breaks down DBJ’s outstanding non-performing loans by industry calculated and disclosed under the Banking Law.

Outstanding Non-Performing Loans by Industry

Calculated and Disclosed under the Banking Law

	As of March 31,
	2005	2006
	(amounts in 100 millions)
Manufacturing	¥131	¥77
Agriculture, fishery and forestry	1	0
Mining	11	8
Construction	12	—
Electricity, gas, heat and water supply	14	5
Transport and communications	433	314
Wholesalers, retailers and restaurants	650	92
Financial and insurance businesses	—	—
Real estate	1,973	871
Services	756	682
Local public bodies	—	—

Total	¥3,986	¥2,053

We invest in and finance projects of public use and interest run by local government organizations referred to as “third sector corporations”. Though there is no clear definition of this term, we use it to refer to corporations in which local government organizations have invested or subscribed for shares, whose securities are not listed on any securities exchange or quoted in any over-the-counter market, that carry out projects with significant civic importance and public benefits. We finance projects such as those involving railways, airport terminals, cable television broadcasters and urban development, including underground parking lots, urban redevelopment and international conference halls. Because these projects tend to require a long period of time for investments to generate returns, they do not easily attract private corporation participants.

Our outstanding loans to third-sector companies in the fiscal year 2004 were ¥1.49 trillion, of which non-performing loans were ¥215 billion, or 14.4% as compared to a non-performing loan ratio of 2.9% for our operations as a whole. Our outstanding loans to third-sector companies in the fiscal year 2005 were ¥1.33 trillion, of which non-performing loans were ¥106 billion, a ratio of 8.0% as compared to a non-performing loan ratio of 1.6% for our operations as a whole.

The ratio of non-performing loans in the third-sector is relatively high as compared to our loan operations in general due to the fact that in general the third-sector businesses have a highly public nature and require a long period of time to recoup investments. In addition, there was some decrease in revenue performance resulting from economic stagnation. We make efforts to maintain our primary policy of conducting our third-sector loan operations in collaboration with related parties, including local public authorities.

The following table shows more detailed information of our non-performance loans to third-sector companies.

Non-Performing Loans to Third-Sector Companies

	As of March 31,
	2005	2006	Increase (Decrease)
	(amounts in ¥100 millions)
Loans to bankrupt debtors	129	2	(126)
Delinquent loans	1,350	430	(919)
Loans past due three months or more	—	—	—
Restructured loans	673	627	(46)

Total (A)	2,153	1,060	(1,093)

Outstanding loans to the third-sector (B)	14,985	13,335	(1,650)

Ratio of outstanding loans = (A)/(B)	14.4%	8.0%	(6.4)%

The amount of non-performing loans which we made allowances for or wrote off in fiscal 2005 amounted to ¥4.8 billion, a decrease of ¥568 billion from the previous year, as a result of improvement in business conditions of the borrowers. At the same time, the general provision for loan losses decreased to a reversal of ¥29.1 billion, mainly due to a decline in outstanding balances. Consequently, credit sales related costs or gains, or the sum of the amount of written-off non-performing loans and the amount transferred to the general provision for loan losses, continued to record a net gain amounting to ¥24.3 billion in fiscal 2005, a decrease of ¥14.1 billion from the previous fiscal year.

	Fiscal year ended March 31,
	2005	2006	Increase (Decrease)
	(amounts in ¥100 million)
Amount transferred to the individual provision for loan losses	491	114	(377)
Depreciation of loans and bills discounted	142	53	(89)
Others	(17)	(119)	(102)

Subtotal	616	48	(568)

Amount transferred to the general provision for loan losses	(1,001)	(291)	710

Total sum of credit sales related costs (gains)	(384)	(243)	141

Sources of Funds

DBJ’s sources of funds consist of its capital, borrowings from the government, issuance of bonds and internally generated funds such as loan recoveries.

DBJ’s capital rose by ¥56,825 million in the fiscal year ended March 31, 2006, bringing the total to ¥1,272,286 million. This capital increase was paid out of the Industrial Investment Special Account of the Japanese Government, and was intended to assist DBJ with its programs of investments in business rehabilitation funds, industrial reorganization funds and urban rehabilitation funds.

The aggregate amount of the government loans is decided annually as part of the Fiscal Investment and Loan Program, and actual disbursement of the loans is made in installments during the fiscal year to satisfy the DBJ’s funding requirements. Aggregate borrowings by the end of fiscal year 2005 amounted to ¥8,985,998 million. The breakdown was as follows: ¥8,566,149 million from the Fiscal Loan Fund, ¥98,464 million from the Reserve Funds of the Postal Life Insurance Special Account and ¥321,384 million from the Industrial Investment Special Account. In the fiscal year 2006, DBJ expects to borrow approximately ¥374,400 million from the Japanese Government.

In the fiscal year 2005, DBJ issued government-guaranteed bonds in the amount of ¥118,768 million in the domestic and overseas market and non-guaranteed bonds in the amount of ¥200,000 million in the domestic market. Including bonds issued by JDB and HTDF prior to the creation of DBJ on October 1, 1999, the total aggregate amount of bonds issued by DBJ in overseas markets was ¥2,348,116 million, with an aggregate amount outstanding of ¥739,389 million at the end of fiscal year 2005. The government-guaranteed bonds and government-underwritten bonds issued in the domestic market totaled ¥43,000 million, with an outstanding amount of ¥542,410 million at the end of fiscal year 2005. Non-guaranteed bonds in the aggregate amount of ¥200,000 million were publicly offered and ¥980,000 million remained outstanding at the end of fiscal year 2005. In the fiscal year 2006, DBJ expects to issue bonds as follows: government-guaranteed bonds in the amount of ¥190,000 million in overseas markets, government-guaranteed bonds in the amount of ¥190,000 million in the domestic market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market.

Risk Management

We have clarified the risk management responsibilities of our divisions and have built an asset-liability and risk management system controlled by the Finance Planning & Coordination Department to carry out comprehensive asset-liability and risk management. The Asset-Liability Management Committee, led by the Governor of DBJ, sets forth the basic policies for overall asset-liability and risk management and regularly monitors risks.

Risk Related to National Policy Changes and Policy Finance Reform

Although we currently operate as a governmental policy finance institution, the Regulatory Reform Law stipulates that we are to be fully privatized. Therefore, our operations may be affected by national policy changes, such as the Regulatory Reform Law as well as future laws and regulations relating to the privatization of our operations that are to be formulated pursuant to the Institutional Design.

Credit Risk

Credit risk is a risk of loss as a result of a decrease in or loss of the value of a debtor’s assets due to deteriorated financial conditions. Despite the fact that we apply what we believe are appropriate accounting standards for allowance for doubtful accounts and non-performing loans, we assume the risks of deterioration of asset values due to unexpected causes.

Market Risk

Market risk consists of interest rate risk and foreign exchange risk. We face the interest rate risks arising from assets related to our banking operations and debts as a result of differences in maturity periods between our funding and lending activities and foreign exchange risks related to foreign currency transactions. We address these risks by conducting interest rate and currency swap transactions for the purpose of hedging. However, there is a possibility that asset values may deteriorate due to any sharp changes in the market.

In principle, we do not conduct any trading operations and we hold investment securities to maturity. However, we do conduct derivative trading, such as interest rate and currency swap transactions as described above, and credit derivative transactions. We conduct credit derivative transactions within areas of ongoing risk as part of our debt guarantee operations.

Liquidity Risk

We are subject to liquidity risk, or the risk of having insufficient funds due to an excessive disparity between collection of funds and our repayment obligations or of failing to raise sufficient funds in the event of an emergency. In addition to careful management of projected cash flows, careful maintenance of funds we have on hand and overdraft lines of credit that we have established with multiple private financial institutions, we rely on a stable procurement of funds from the government’s Fiscal Investment and Loan Program. However, we may still face a risk of increased funding requirements in the event of an emergency.

Administrative risk

We face administrative risks that can cause unexpected losses, despite our efforts to prevent and reduce administrative risks by promoting appropriate redundancy and training for our administrative operations.

System risk

We manage system risks arising from failure or malfunctioning of our computer system by closely monitoring our information security department and information asset administrators.

Risks in relation to changes in the evaluation of DBJ by rating agencies and market professionals

We face a risk that our fundraising might be affected by changes in rating agencies’ and market professionals’ recognition toward DBJ.

MANAGEMENT

DBJ is managed by a Governor, two Deputy Governors and up to 12 Senior Executive Directors. In addition to these officers, DBJ has up to two Auditors. The Governor and the Auditors are appointed by the Minister of Finance, and the Deputy Governors are appointed by the Governor with the approval of the Minister of Finance. The Senior Executive Directors are appointed by the Governor.

The Governor is DBJ’s chief executive officer, and the Deputy Governors serve as his alternate. The Senior Executive Directors perform various management functions in accordance with delegations from the Governor, but final authority in all matters resides exclusively with the Governor.

The Auditors audit the business of DBJ and may submit their views to the Governor or the Minister of Finance when they deem it necessary on the basis of the result of their audit. The Auditors audit DBJ’s financial statements semi-annually. Their opinion, together with the financial statements, is submitted to the Minister of Finance within two months after the end of each semi-annual period, or within three months after the end of each fiscal year.

DBJ’s Governor, Deputy Governors, Senior Executive Directors and Auditors are as follows.

Title	Name
Governor	Takeshi Komura

Deputy Governors	Kimio Yamaguchi Sumihito Ohkawa

Senior Executive Directors	Mikio Araki Keiji Taga Kenichi Fukaya Hirokazu Horinouchi Hisato Nagaoka Hisao Ochi Atsushi Oi Hiroyuki Hoshi Takeshi Abe Yo Takeuchi Akiyoshi Horiuchi

Auditors	Tsuyoshi Inoue Hideki Ogata

DEBT RECORD

There has been no default in the payment of interest or principal on any obligation of DBJ or its predecessors.

FINANCIAL STATEMENTS OF DEVELOPMENT BANK OF JAPAN AND AUDITORS

The DBJ Law requires DBJ to prepare statutory financial statements semi-annually and to submit them, together with an opinion of both Auditors thereon, to the Minister of Finance. As described under “Management”, the Auditors are appointed by the Minister of Finance. Their duties under the DBJ Law include performing an audit of DBJ’s statutory financial statements, which may not be comparable to an audit as that term is generally understood in the United States of America. DBJ’s statutory financial statements are made available to the public. The accounts of the Japanese government agencies, which include DBJ, are examined annually by the Board of Audit to determine compliance with certain statutory requirements. The Board of Audit is an independent body created by the Constitution of Japan, and its Examination Reports on the accounts of DBJ and the other Japanese government agencies, together with its Audit Reports on the final accounts of the government, are submitted to the Diet through the Cabinet.

Since the fiscal year ended March 31, 2001, DBJ has prepared and made public financial statements prepared in accordance with accounting principles and practices generally accepted for commercial enterprises in Japan (Japanese GAAP), in addition to preparing the statutory financial statements in accordance with the DBJ Law and regulations thereunder. DBJ’s Japanese GAAP financial statements consist of balance sheets, statements of operations, statements of cash flows, statements of equity, and accompanying notes, all presented in accordance with Japanese GAAP and available in English as well as in Japanese (see Exhibit 4 to this Annual Report on Form 18-K for the English language translation). DBJ’s Japanese GAAP consolidated and non-consolidated financial statements have been audited by ChuoAoyama PricewaterhouseCoopers, independent accountants, as stated in their reports, which are incorporated in Exhibit 4 to this Annual Report on Form 18-K. In preparing the financial statements presented in accordance with Japanese GAAP, DBJ made necessary adjustments to its statutory financial statements, which were prepared based on the DBJ’s statutes and related regulations as well as accounting principles applied to special public corporations.

The principal differences in the accounting practices between the two sets of financial statements are as follows:

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises
Asset self-assessment and allowance in relation to loans and equity investments	An allowance for loan losses, prescribed in Section 16 of Notification No. 284 (1999) of the Ministry of Finance pursuant to Article 4, Paragraph 3 of the Enforcement Order for the DBJ Law, is established (up to 0.3% of the outstanding loan amount at the fiscal year end).	Borrowers and creditors are categorized in accordance with the Financial Inspection Manual of the Financial Services Agency (the “Financial Inspection Manual”), and an allowance is established, including partial direct write-offs.

	An allowance for equity investment losses is not required.	An allowance for equity investment losses is established in the same manner as the allowance for loan losses, in accordance with the Financial Inspection Manual.

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises
Allowance for Employee Retirement Benefits	An allowance for employee retirement benefits is not required (no carry-over to the next term).	An allowance for retirement benefits, including such benefits for officers, is calculated based on the accrued retirement benefits and projected retirement assets at the date of the balance sheets and in consideration of any actuarial differences in accordance with the accounting principles regarding retirement benefits. (Opinion letter, dated Jun. 16, 1998, on establishment of the accounting principles in relation to employee retirement benefits, submitted by Business Accounting Council).

Financial instruments and others	No mark-to-market accounting is applied.

Available-for-sale securities are evaluated using market values and hedge accounting for interest swap transactions is applied in accordance with the accounting principles for financial instruments (Opinion letter, dated Jan. 22, 1999, on establishment of the accounting principles in relation to financial instruments, submitted by Business Accounting Council).

Some foreign currency denominated assets are translated into Japanese yen using the market exchange rate prevailing at the end of the fiscal term, and foreign currency swaps in relation to foreign denominated loans and bonds are translated at contractual rates, in accordance with the accounting principles for foreign currency denominated transactions (Opinion letter, dated Oct. 22, 1999, on amendment of the accounting principles for foreign currency denominated transactions, submitted by Business Accounting Council).

Accounting principles generally considered most fair and suitable are applied for appropriation of other items, such as unpaid and prepaid expenses.

Note:	The total amount of difference between the balance sheets is included in “Accumulated Deficit” under “Retained Earnings” and “Net Unrealized Gains on Available-for-sale Securities, Net of Taxes” under “Equity”, and the total amount of difference between the statements of earnings is included in “Net earnings/losses”, each in the non-consolidated financial statements prepared in accordance with Japanese GAAP.

REPORT OF AUDITORS

MR. TAKESHI KOMURA, Governor

DEVELOPMENT BANK OF JAPAN

9-1, Otemachi 1-chome

Chiyoda-ku, Tokyo

We have audited the balance sheets of the Development Bank of Japan (“DBJ”) as of March 31, 2005 and 2006 and the related statements of earnings for the two fiscal years ended March 31, 2006. Our audit was made in accordance with the Development Bank of Japan Law and the regulations thereunder.

The accounting principles and procedures followed by DBJ are those generally followed by special public corporations in Japan, and the aforesaid balance sheets and statements of earnings have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

The accompanying balance sheets of DBJ as of March 31, 2005 and 2006 and statements of earnings for the two fiscal years ended March 31, 2006 have been prepared by reclassifying the aforesaid financial statements. We have reviewed the reclassifications made in preparing such financial statements and, in our opinion, such statements, as reclassified, fairly present on a consistent basis the financial position of DBJ as of March 31, 2005 and 2006 and the results of its operations for the two fiscal years ended March 31, 2006.

/s/ Hiroyuki Hoshi
Hiroyuki Hoshi
Auditor
Development Bank of Japan

/s/ Hideki Ogata
Hideki Ogata
Auditor
Development Bank of Japan

Tokyo, June 23, 2006

Development Bank of Japan

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Assets
Cash and Due from banks (Note 3)	¥27,572	¥18,035	$234,717
Securities (Note 4)	388,254	320,825	3,305,137
Loans (Note 5)	12,968,029	13,965,566	110,394,390
Less-Allowance for Loan Losses	(38,904)	(41,896)	(331,183)

	12,929,124	13,923,669	110,063,207

Equity Investments	235,250	200,132	2,002,642

Premises and Equipment (Note 6)	56,380	57,064	479,961
Less-Accumulated depreciation	(20,074)	(19,704)	(170,888)

	36,306	37,359	309,073

Accrued Income Receivable (Note 7)	52,745	60,633	449,011
Other Assets (Note 8)	454	9,208	3,868
Unamortized discount on Bonds and Notes	2,618	2,618	22,290
Customers’ Liabilities for Acceptances and Guarantees	161,605	98,757	1,375,718

Total Assets	¥13,833,932	¥14,671,241	$117,765,663

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Liabilities, Capital and Statutory Reserve

Liabilities
Bonds and Notes	¥2,261,799	¥1,994,801	$19,254,271
Long-term Borrowings (Note 9)	9,004,474	10,214,800	76,653,401
Accrued Expenses Payable (Note 10)	35,967	38,155	306,182
Other Liabilities (Note 11)	21,205	29,711	180,515
Acceptances and Guarantees	161,605	98,757	1,375,718

Total Liabilities	11,485,051	12,376,225	97,770,087

Capital and Statutory Reserve
Capital (Note 12)	1,272,286	1,215,461	10,830,731
Statutory Reserve (Note 2 (j))	1,076,594	1,079,554	9,164,845

Total Capital and Statutory Reserve	2,348,880	2,295,015	19,995,576

Total Liabilities, Capital and Statutory Reserve	¥13,833,932	¥14,671,241	$117,765,663

Accompanying notes are an integral part of these financial statements.

Development Bank of Japan

NON-CONSOLIDATED STATEMENTS OF EARNINGS

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31	2006	2005	2006
Interest Income
Interest on Loans	¥368,336	¥427,027	$3,135,583
Interest on Securities	1,451	1,425	12,352
Other Interest Income	469	242	4,000

	370,257	428,695	3,151,935

Interest Expenses
Interest on Bonds and Notes	39,325	38,613	334,772
Interest on Borrowings	231,639	278,851	1,971,899

	270,964	317,464	2,306,671

Net Interest Income	99,293	111,231	845,264

Other Income
Fees and Commissions (Note 13)	2,494	2,250	21,233
Other (Note 14)	8,527	5,522	72,591

	11,021	7,772	93,824

Administrative and Other Expenses
Salaries and related expenses	16,523	16,628	140,665
Other administrative expenses	9,825	9,603	83,642
Depreciation	864	924	7,363
Fees and Commissions (Note 15)	40	54	341
Write-off of Claims (Note 16)	72,061	35,837	613,447
Other (Note 17)	6,315	6,047	53,763

	105,631	69,096	899,221

Earnings before Provision for Loan Losses	4,683	49,907	39,867
Reversal of Allowance for Loan Losses	2,992	2,625	25,476

Net Earnings (Note 2(i))	¥7,675	¥52,533	$65,343

Appropriation of Net Earnings (Note 2(j))
Statutory reserve	7,675	41,896	65,343
Payment to National Treasury	—	10,636	—

Total Appropriation of Net Earnings	¥7,675	¥52,533	$65,343

Accompanying notes are an integral part of these financial statements.

Development Bank of Japan

NON-CONSOLIDATED LIST OF ASSETS

March 31, 2006	Millions of yen	Thousands of U.S. dollars	Remarks (Millions of yen/ Thousands of U.S. dollars)
Cash and Due from banks	¥27,572	$234,717
Cash	3	27
Due from banks	27,569	234,690	Current deposits: 24 banks, including Bank of Japan	¥5,969	$50,813
			Ordinary deposits: 2 banks, including Sumitomo Mitsui Banking Corporation	¥21,600	$183,877

Securities	388,254	3,305,137
Japanese Government Bonds	341,230	2,904,829	Issues	Face value	Book value
			Financing bills: 7 holdings	¥80,000	¥79,994
				$681,025	$680,975
			Coupon-bearing government bonds	¥252,500	¥251,257
			(2,5,10,15,20 years): 29 holdings	$2,149,485	$2,138,912
			Treasury bills: 3 holding	¥10,000	¥9,978
				$85,128	$84,942
Corporate Bonds	44,013	374,679	24 holdings
Other securities	3,010	25,629		Book value
			Collateralized debt obligations: 1 holdings	¥3,000	$25,538
			Equity acquired by excising the warrant, etc.:	¥10	$91
			2 holdings

Loans	12,968,029	110,394,390	14,244 holdings
Yen loans	12,887,481	109,708,705	14,209 holdings
Direct loans	12,886,406	109,699,555	14,201 holdings
Agency loans	1,074	9,150	8 holdings
Foreign currency loans	80,547	685,685	35 holdings
Allowance for Loan Losses	(38,904)	(331,183)

Equity Investments	235,250	2,002,642	591 holdings

Premises and Equipment	36,306	309,073
Premises and Equipment for Business	36,306	309,073		Book value

			(1) Land: 88 properties/ 65% of 43,966m2, and 131,600m2	¥20,414	$173,786

			(2) Buildings: 204 buildings/ 95% of 2,244m2, 65% of 846m2, and 106,188m2 (Gross floor area)	15,565	132,505

			(3) Equipment: 1,959 items	324	2,763

			(4) Petty sum depreciable assets: 113 items (depreciated over three years as prescribed by tax code)	0	8

			(5) Key money and other: 2 holding	1	11

			* Accumulated depreciation amounted to ¥20,074 million ($170,888 thousand).
Accrued Income Receivable	52,745	449,011
Accrued Interest on Loans	52,276	445,020	Interest accrued on loans but not yet received at the end of the fiscal year
Accrued Interest on Securities	451	3,844	Interest accrued on securities but not yet received at the end of the fiscal year
Accrued Guarantee Fees	17	147	Fees accrued on guarantees but not yet received at the end of the fiscal year
Other Assets	454	3,868
Suspense payments	51	439	39 holdings
Guarantee deposits	380	3,240	76 holdings Deposits and guarantees relating to land and buildings leased for business use
Other	22	189	104 holdings
Unamortized discount on Bonds and Notes	2,618	22,290	Difference between face value and proceeds from bonds
Customers’ Liabilities for Acceptances and Guarantees	161,605	1,375,718	55 cases

Total Assets	¥13,833,932	$117,765,663

Note: Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥117.47=$1.00, the effective exchange rate prevailing as of March 31, 2006, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

Development Bank of Japan

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Development Bank of Japan (“DBJ”) maintains its records and prepares its statutory financial statements in accordance with Development Bank of Japan Law (“DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements from the International Financial Reporting Standards. The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and procedures generally accepted in countries and jurisdictions other than Japan.

Consolidated financial statements are not prepared because DBJ has no subsidiaries under the DBJ Law.

The amounts indicated in millions of yen are rounded down by omitting the figures less than one million yen. Accordingly, the sum of each amount appearing in the accompanying financial statements and the notes thereto may not be equal to the sum of the individual account balances.

Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥117.47=$1.00, the effective exchange rate prevailing as of March 31, 2006, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

2. Summary of Significant Accounting Policies

(a) Securities

Securities are stated at cost, which is determined by the moving average method.

Under the DBJ Law, DBJ cannot invest surplus funds except in Japanese Government Bonds or other bonds permitted by the DBJ Law, or in deposits at the Fiscal Loan Fund, Bank of Japan or the financial institutions specified by the Ministry of Finance.

(b) Derivatives

Derivative transactions are not recorded on the non-consolidated balance sheets. Income and expenses from derivative transactions are recognized in the non-consolidated statements of earnings on a cash basis.

(c) Translation of accounts denominated in foreign currencies

DBJ holds foreign currency swap to hedge exchange rate risks on its loans, bonds and notes that are denominated in foreign currencies. These foreign currency swaps are not recognized in the non-consolidated balance sheets. The foreign currency denominated loans, bonds and notes that are being hedged are measured at the contract rates of the respective foreign currency swaps designated as hedging instruments.

(d) Depreciation method for Premises and Equipment

In accordance with certain provisions set forth the Corporation Tax Law, depreciation is provided based on the declining balance method for all Premises and Equipment except for buildings and key money, which are depreciated based on the straight-line method.

(e) Unamortized discounts on Bonds and Notes

Discounts on bonds and notes are amortized using the straight-line method over the average period of redemption in accordance with an ordinance defined by the Ministry of Finance.

(f) Bonds and Notes issuance costs

Bonds and Notes issuance costs are recorded as expenses in the period they are incurred in accordance with a provision defined by the Ministry of Finance.

(g) Allowance for Loan Losses

A provision for loan losses is established in accordance with the requirements set forth by the Ministry of Finance pursuant to the DBJ Law. Under the provision, the allowance for loan losses is limited to 0.3% of loans outstanding at the end of each fiscal year.

(h) Employee retirement benefits

In accordance with the DBJ Law and regulations thereunder, employee retirement benefits to employees (including payment to employees reaching retirement age) are included in DBJ’s budget of revenues and expenditures on the basis of anticipated payments to be made during the relevant year and are included in “Salaries and related expenses” in the non-consolidated statements of earnings when paid.

(i) Income taxes

DBJ is exempt from taxes based on income, however DBJ is subject to parity taxes of the inhabitants’ taxes among local taxes.

(j) Appropriation of net earnings

In accordance with provisions of the DBJ Law and a related law, DBJ is required to set aside out of net earnings as a statutory reserve, the larger of (i) an amount equivalent to 20% of net earnings or (ii) an amount equivalent to 0.3% of loans outstanding at the end of each fiscal year (if this amount is in excess of the amount of net earnings for the year, then the amount of such net earnings). The reserve provided may only be used to cover net losses. The balance of net earnings remaining each year, after providing for this reserve, is to be paid to the National Treasury by May 31 of the following fiscal year. Interim payments are provided for under the Cabinet Order.

As for the fiscal year ended March 31, 2006, the payment to the National Treasury was not made, because the amount of net earnings was not in excess of such required amounts.

(k) Consumption tax

Income and expense subject to consumption tax include related consumption taxes paid or received.

3. Cash and Due from banks

Cash and Due from banks as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Cash	¥3	¥2	$27
Due from banks	27,569	18,033	234,690

	¥27,572	¥18,035	$234,717

4. Securities

Securities as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Japanese Government Bonds	¥341,230	¥259,990	$2,904,829
Corporate Bonds	44,013	50,814	374,679
Other securities	3,010	10,020	25,629

	¥388,254	¥320,825	$3,305,137

5. Loans

Loans as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Yen loans	¥12,887,481	¥13,874,500	$109,708,705
Direct loans	12,886,406	13,873,289	109,699,555
Agency loans	1,074	1,210	9,150
Foreign currency loans	80,547	91,066	685,685

	¥12,968,029	¥13,965,566	$110,394,390

Pursuant to the DBJ Law and regulations thereunder, loans in arrears are defined as the loans for which the principal payments are overdue by six months or more. This categorization is different from the categorization of non-performing loans as defined under the Banking Law and the Financial Revitalization Law. The amounts of the loans in arrears included in “Loans” on the non-consolidated balance sheets as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Loan past-due for six months or more as to principal payments	¥43,845	¥74,634	$373,247

	¥43,845	¥74,634	$373,247

6. Premises and Equipment

Premises and Equipment as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Premises and Equipment for Business	¥56,380	¥57,064	$479,961

	¥56,380	¥57,064	$479,961
Less- Accumulated Depreciation	(20,074)	(19,704)	(170,888)

Net Book Value	¥36,306	¥37,359	$309,073

7. Accrued Income Receivable

Accrued Income Receivable as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Accrued Interest on Loans	¥52,276	¥59,976	$445,020
Accrued Interest on Securities	451	643	3,844
Accrued Guarantee Fees	17	13	147

	¥52,745	¥60,633	$449,011

8. Other Assets

Other Assets as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Suspense payments	¥51	¥910	$439
Guarantee deposits	380	384	3,240
Estimated Payments	—	7,799	—
Other	22	113	189

	¥454	¥9,208	$3,868

9. Long-term Borrowings

DBJ borrows funds from the Japanese Government in order to meet funding requirements for the conduct of operations specified in the DBJ Law. DBJ also accepts other funds received from government sources in order to apply them to the sources of funds necessary to financially contribute to a particular government policy with respect to the operations provided in the DBJ Law, as provided in the Cabinet Order. Long-term Borrowings as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Fiscal Loan Fund	¥8,566,149	¥9,676,259	$72,922,022
Reserve Funds of the Postal Life Insurance Special Account	98,464	150,728	838,206
Industrial Investment Special Account	321,384	366,149	2,735,884
Funds entrusted	18,476	21,663	157,289

	¥9,004,474	¥10,214,800	$76,653,401

10. Accrued Expenses Payable

Accrued Expenses Payable as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Accrued interest on Bonds and Notes	¥6,299	¥5,943	$53,631
Accrued interest on Long-term Borrowings	29,665	32,209	252,534
Other accrued expenses	2	2	17

	¥35,967	¥38,155	$306,182

11. Other Liabilities

Other Liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Loan Redemption	¥1,687	¥7,939	$14,368
Suspense receipts	442	2,962	3,766
Unearned income	19,008	18,692	161,815
Other	66	117	566

	¥21,205	¥29,711	$180,515

12. Capital

The Japanese Government is the sole owner of the equity interest, which is not evidenced by documents such as stock certificates, but is evidenced at the Registration Office of the Legal Affairs Bureau of Japan.

13. Fees and Commissions (Income)

Fees and Commissions (Income) for the fiscal years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal year ended March 31	2006	2005	2006
Commissions received	¥2,218	¥2,102	$18,887
Guarantee Fees	275	147	2,346

	¥2,494	¥2,250	$21,233

14. Other (Income)

Other (Income) for the fiscal years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal year ended March 31	2006	2005	2006
Miscellaneous Interest received	¥736	¥3,014	$6,268
Collection of written-off claims	144	32	1,234
Income from Equity Investments	1,733	103	14,754
Other	5,912	2,371	50,335

	¥8,527	¥5,522	$72,591

15. Fees and Commissions (Expenses)

Fees and Commissions (Expenses) for the fiscal years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal year ended March 31	2006	2005	2006
Commissions paid	¥40	¥54	$341

	¥40	¥54	$341

16. Write-off of Claims

DBJ writes-off loans past-due, equity investments and securities declined in value drastically, only after exhausting all available remedies including realization on any collateral and disposal by sale of claims. Write-offs are recorded at fiscal year end only with the approval of the Ministry of Finance. The amounts of Loans, Equity Investments and Securities written off for the fiscal years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal year ended March 31	2006	2005	2006
Securities written off	¥18	¥—	$159
Loans written off	68,612	29,068	584,089
Equity Investments written off	3,429	6,769	29,199

	¥72,061	¥35,837	$613,447

17. Other (Expenses)

Other (Expenses) for the fiscal years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal year ended March 31	2006	2005	2006
Miscellaneous Interest paid	¥652	¥2,598	$5,558
Amortization of Discount on Bonds and Notes	415	371	3,537
Bonds and Notes issuance cost	777	881	6,615
Other	4,470	2,195	38,053

	¥6,315	¥6,047	$53,763

*	“Miscellaneous Interest paid” is mainly composed of payment for credit derivative transactions.

18. Credit Derivative Transactions

DBJ utilizes credit default swap as part of its “acceptances and guarantees on customers’ debt” business within the limit of a certain definite amount of risk. Contract value as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2006	2005	2006
Sold	¥—	¥1,853,901	$—
Bought	20,000	1,837,501	170,256

SUPPLEMENTAL INFORMATION OF DEVELOPMENT BANK OF JAPAN

Outstanding Bonds

		(Yen amounts in millions)
Guaranteed foreign bonds and notes as of March 31, 2006(1):

Dollar obligations
6 7/8%	Guaranteed Bonds Due 2011 ($750,000,000) issued in 1999	¥78,975
4.25%	Guaranteed Bonds Due 2015 ($700,000,000) issued in 2005	75,768

	Subtotal	¥154,743

Japanese yen obligations
2 7/8%	Guaranteed Bonds Due 2006 (¥ 50,000,000,000) issued in 1996	¥50,000
1.81%	Guaranteed Bonds Due 2028 (¥ 25,000,000,000) issued in 1998(2)	25,000
1.75%	Guaranteed Bonds Due 2010 (¥100,000,000,000) issued in 2000	100,000
1.40%	Guaranteed Bonds Due 2012 (¥75,000,000,000) issued in 2002	75,000
1.70%	Guaranteed Bonds Due 2022 (¥75,000,000,000) issued in 2002	75,000
1.70%	Guaranteed Bonds Due 2022 (¥30,000,000,000) issued in 2003	30,000
1.05%	Guaranteed Bonds Due 2023 (¥75,000,000,000) issued in 2003	75,000
1.60%	Guaranteed Bonds Due 2014 (¥75,000,000,000) issued in 2004	75,000

	Subtotal	¥505,000

Euro obligations
5.625%	Guaranteed Bonds due 2011 (EUR 75,000) issued in 2001	¥79,646

	Total foreign bonds and notes	¥739,389

Guaranteed domestic bonds as of March 31, 2006:

Japanese yen obligations
2.9%	Guaranteed Bonds Due 2006 issued in 1996	¥10,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.9%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.6%	Guaranteed Bonds Due 2011 issued in 2001	50,000
1.4%	Guaranteed Bonds Due 2011 issued in 2001	50,000
0.8%	Guaranteed Bonds Due 2013 issued in 2003	50,000
1.3%	Guaranteed Bonds Due 2014 issued in 2004	30,000
1.8%	Guaranteed Bonds Due 2014 issued in 2004	30,000
1.3%	Guaranteed Bonds Due 2015 issued in 2005	20,000
1.4%	Guaranteed Bonds Due 2015 issued in 2005	30,000
1.6%	Guaranteed Bonds Due 2016 issued in 2006	13,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	8,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.4%	Underwritten Bonds Due 2006 issued in 1996	5,000
3.4%	Underwritten Bonds Due 2006 issued in 1996	2,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	1,500
3.2%	Underwritten Bonds Due 2006 issued in 1996	6,000
2.9%	Underwritten Bonds Due 2006 issued in 1996	1,200
2.8%	Underwritten Bonds Due 2006 issued in 1996	2,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	700
2.6%	Underwritten Bonds Due 2007 issued in 1997	8,200
2.4%	Underwritten Bonds Due 2007 issued in 1997	3,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	3,250
2 1/2%	Underwritten Bonds Due 2007 issued in 1997	8,500
2%	Underwritten Bonds Due 2007 issued in 1997	7,200
2.1%	Underwritten Bonds Due 2007 issued in 1997	2,450

		(Yen amounts in millions)
2%	Underwritten Bonds Due 2008 issued in 1998	1,050
2.2%	Underwritten Bonds Due 2008 issued in 1998	2,150
2%	Underwritten Bonds Due 2008 issued in 1998	5,650
1.9%	Underwritten Bonds Due 2008 issued in 1998	2,700
1.9%	Underwritten Bonds Due 2008 issued in 1998	5,700
1.7%	Underwritten Bonds Due 2008 issued in 1998	1,300
1.8%	Underwritten Bonds Due 2008 issued in 1998	10,190
1.8%	Underwritten Bonds Due 2008 issued in 1998	6,500
1.1%	Underwritten Bonds Due 2008 issued in 1998	5,000
1.1%	Underwritten Bonds Due 2008 issued in 1998	4,000
1.2%	Underwritten Bonds Due 2008 issued in 1998	4,170

	Subtotal	¥542,410

Non-guaranteed domestic bonds:
0.60%	Non-guaranteed Bonds due 2006 issued 2001	50,000
0.78%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.67%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.52%	Non-guaranteed Bonds due 2007 issued 2002	50,000
1.23%	Non-guaranteed Bonds due 2012 issued 2002	50,000
0.41%	Non-guaranteed Bonds due 2008 issued 2003	50,000
0.78%	Non-guaranteed Bonds due 2013 issued 2003	60,000
0.40%	Non-guaranteed Bonds due 2008 issued 2003	50,000
1.58%	Non-guaranteed Bonds due 2013 issued 2003	50,000
1.17%	Non-guaranteed Bonds due 2010 issued 2003	20,000
1.83%	Non-guaranteed Bonds due 2018 issued 2003	10,000
0.68%	Non-guaranteed Bonds due 2009 issued 2004	50,000
1.59%	Non-guaranteed Bonds due 2014 issued 2004	50,000
0.99%	Non-guaranteed Bonds due 2009 issued 2004	50,000
0.64%	Non-guaranteed Bonds due 2008 issued 2004	30,000
1.52%	Non-guaranteed Bonds due 2014 issued 2004	50,000
1.05%	Non-guaranteed Bonds due 2011 issued 2004	20,000
0.62%	Non-guaranteed Bonds due 2010 issued 2005	40,000
1.40%	Non-guaranteed Bonds due 2015 issued 2005	50,000
1.70%	Non-guaranteed Bonds due 2020 issued 2005	10,000
0.57%	Non-guaranteed Bonds due 2010 issued 2005	50,000
0.92%	Non-guaranteed Bonds due 2011 issued 2005	30,000
0.77%	Non-guaranteed Bonds due 2009 issued 2005	20,000
1.65%	Non-guaranteed Bonds due 2015 issued 2005	40,000

	Subtotal	¥980,000

	Total domestic bonds	¥1,522,410

	Total bonds	¥2,261,799

(1)	The actual foreign currency amounts of obligations are set forth in parentheses (in thousands of units of foreign currency) for foreign borrowings. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of “Notes to Non-consolidated Financial Statements”.
(2)	These bonds have put options which can be exercised by investors in 2008, 2013, 2018 and 2023.